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SECURITIES AND EXCHANGE COMMISSION

03052056

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: October 31, 2004<br>Estimated average burden<br>hours per response . . . 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 - 50150 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 9/30/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**Richmark Capital Corporation**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5525 N. MacArthur Blvd. Suite 615
(No. and Street)


SEC MAIL
RECEIVED
DEC 2 4 2003
WASH. D.C.

| Irving | Texas | 75038 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Phillip V. George, PLLC**
(Name – *if individual, state last, first, middle name*)

| **2300 Honey Locust Drive** | **Irving** | **Texas** | **75063** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 28 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Christopher Corso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Richmark Capital Corporation, as of September 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



CYNTHIA K. CARLSON
MY COMMISSION EXPIRES
February 14, 2006


Signature

President

Title

Cynthia K. Carlson

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# RICHMARK CAPITAL CORPORATION

## FINANCIAL REPORT

## SEPTEMBER 30, 2003

# CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

## INDEPENDENT AUDITOR'S REPORT

Board of Directors
Richmark Capital Corporation

We have audited the accompanying statement of financial condition of Richmark Capital Corporation as of September 30, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Richmark Capital Corporation as of September 30, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has incurred significant operating losses and is the subject of various regulatory actions and examinations. The Company cannot predict what the outcome of these regulatory actions and examinations will be. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 9. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that might result from the outcome of this uncertainty.



PHILLIP V. GEORGE, PLLC

Irving, Texas
December 10, 2003



2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

**RICHMARK CAPITAL CORPORATION**
**Statement of Financial Condition**
**September 30, 2003**

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 322,105 |
| Receivable from clearing broker/dealer | 27,123 |
| Accounts receivable - other | 30,000 |
| Prepaid expenses | 4,746 |
| Marketable securities, at fair value | 545,729 |
| Clearing deposit | 200,000 |
| **TOTAL ASSETS** | $ 1,129,703 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

### Liabilities

| | |
|---|---|
| Accounts payable | $ 92,412 |
| Accrued expenses | 305,023 |
| Payable to clearing broker/dealer | 206,188 |
| Securities sold short, at fair value | 1,688 |
| TOTAL LIABILITIES | 605,311 |

### Stockholder's Equity

| | |
|---|---|
| Common stock, no par value, 50,000 shares authorized, issued and outstanding | 177,810 |
| Additional paid-in capital | 4,221,102 |
| Accumulated deficit | (3,874,520) |
| TOTAL STOCKHOLDER'S EQUITY | 524,392 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ 1,129,703 |

See notes to financial statements.

**RICHMARK CAPITAL CORPORATION**
**Statement of Income**
**Year Ended September 30, 2003**

| | |
|---|---|
| **Revenue** | |
| Securities commissions | $ 449,333 |
| Investment banking revenue | 112,500 |
| Private placement commissions | 798,900 |
| Realized gains on firm securities trading accounts | 329,341 |
| Unrealized losses on firm securities trading accounts | (88,440) |
| Other revenue | 80,180 |
| TOTAL REVENUE | 1,681,814 |
| **Expenses** | |
| Compensation and related costs | 1,668,260 |
| Clearing and other charges | 134,085 |
| Communications | 70,703 |
| Occupancy and equipment costs | 2,618 |
| Losses on error account and bad debts | 55,035 |
| Management fees paid to Parent | 422,850 |
| Regulatory fees and expenses | 41,764 |
| Interest expense | 26,718 |
| Promotion | 12,196 |
| Professional fees | 36,559 |
| Other expenses | 56,675 |
| TOTAL EXPENSES | 2,527,463 |
| Net loss before other income (loss) | (845,649) |
| **Other Income (Loss)** | |
| Realized loss on marketable securities | (47,019) |
| Unrealized gain on marketable securities | 187,613 |
| Net other income | 140,594 |
| **NET LOSS** | $ (705,055) |

See notes to financial statements.

**RICHMARK CAPITAL CORPORATION**
**Statement of Changes in Stockholder's Equity**
**Year Ended September 30, 2003**

| | Common Shares | Common Stock | Additional Paid-in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|---|
| Balances at September 30, 2002 | 50,000 | $177,810 | $ 3,671,842 | $ (3,169,465) | $ 680,187 |
| Additional capital contributed - marketable securities, at fair value | - | - | 549,260 | - | 549,260 |
| Net loss | - | - | - | (705,055) | (705,055) |
| Balances at September 30, 2003 | 50,000 | $177,810 | $ 4,221,102 | $ (3,874,520) | $ 524,392 |

See notes to financial statements.

## RICHMARK CAPITAL CORPORATION
## Statement of Cash Flows
## Year Ended September 30, 2003

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net loss | $ (705,055) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Decrease in allowance for doubtful accounts | 30,000 |
| Realized loss on marketable securities | 47,019 |
| Unrealized gain on marketable securities | (187,613) |
| Change in assets and liabilities | |
| Decrease in receivable from clearing broker/dealer | 38,044 |
| Increase in accounts receivable - other | (18,410) |
| Decrease in employee advances | 2,500 |
| Increase in prepaid expenses | (2,786) |
| Decrease in clearing deposits | 405,210 |
| Increase in accounts payable | 6,651 |
| Decrease in accrued expenses | (582,246) |
| Increase in payable to clearing broker/dealer | 206,188 |
| Net cash used in operating activities | (760,498) |
| **Cash flows from investing activities:** | |
| Purchase of marketable securities | (957,296) |
| Proceeds from sale of marketable securities | 1,924,293 |
| Net cash provided by investing activities | 966,997 |
| Net change in cash and cash equivalents | 206,499 |
| Cash and cash equivalents at beginning of year | 115,606 |
| Cash and cash equivalents at end of year | $ 322,105 |

**Non-Cash Financing Activities:**

The Company received marketable securities with a fair value of $549,260 as additional capital contributed during the year.

**Supplemental Disclosures of Cash Flow Information:**

| | |
|---|---|
| Cash paid during the year for: | |
| Interest | $ 26,718 |
| Income taxes | $ - |

See notes to financial statements.

## Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Richmark Capital Corporation (the Company) was organized in January 1997 as a Texas corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a full service brokerage firm offering retail and investment banking services. The Company is a wholly owned subsidiary of RMC I Capital Markets, Inc. (Parent). The Company's customers consist primarily of individuals and institutions located throughout the United States.

Significant Accounting Policies:

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Marketable Securities / Securities Sold Short

Marketable securities and securities sold short are carried at fair value. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

## Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Commission Revenue

General securities commissions and related clearing expenses are recorded on a trade date basis. Investment company share commissions are recorded when initial subscriptions are funded or when recurring commissions are payable to the Company. The Company recognizes revenue on the sale of interests in private placement offerings when customer subscriptions to such offerings are funded.

## Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement requires minimum charges totaling $2,500 per month. The agreement also requires the Company to maintain a minimum of $200,000 as a deposit in an account with the clearing broker/dealer.

## Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2003, the Company had net capital and net capital requirements of $296,373 and $100,000, respectively. The Company's net capital ratio was 2.04 to 1.

The NASD and SEC have notified the Company that they have determined that the Company may have operated in net capital deficiency from at least June 2002 through October 2003. At the request of the SEC and NASD, the Company filed notification under SEC Rule 17a-11 to that effect on October 10, 2003. The Company has subsequently responded to the SEC and NASD that management disagrees with their determination.

## Note 4 - Marketable Securities

The Company's marketable securities consist of marketable equity securities with a market value of $545,729, cost of $1,771,665 and accumulated unrealized losses of $1,225,936. The unrealized gain for the year ended September 30, 2003 was $99,173.

**RICHMARK CAPITAL CORPORATION**
**Notes to Financial Statements**

**Note 5 - Income Taxes**

The Company is included in the consolidated income tax return of its Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is recorded as receivable or payable to the Parent. There were no amounts due to or from the Parent for income taxes at September 30, 2003, as the consolidated group has cumulative net operating losses.

Under the cash basis method of accounting, the Company has a net operating loss carry forward of approximately $2,100,000, which begins expiring in 2021. The Company also has approximately $370,000 and $1,100,000 in future deductible expenses due to the cash basis method of accounting used for income taxes and cumulative unrealized losses on marketable securities, respectively. The net operating loss carry forward is a tax attribute of the Parent due to the filing of a consolidated income tax return. This net operating loss may not be available for use by the Company in future years if it were not a part of the consolidated income tax return. The net operating loss carry forward and the future deductible expenses create a deferred tax asset of approximately $541,000; however, the entire amount has been offset by valuation allowance.

**Note 6 - Contingencies**

SEC Actions

On March 18, 2002, an Administrative Law Judge of the SEC issued an Initial Decision Release imposing sanctions against the Company and one of the Company's registered representatives (Representative), who is also the sole shareholder of the Parent, for violating Sections of the Securities Act of 1933 and the Securities Exchange Act of 1934. The Initial Decision recommends the following sanctions: a cease and desist order against the Company and the Representative, disgorgement of commissions from the Company totaling $25,618, a bar against the Representative from association with a broker or dealer for 90 days, a suspension of the Company's registration for a period of 90 days, and second-tier civil penalties of $55,000 against the Representative and $275,000 against the Company. The $300,618 in disgorged commissions and civil penalties against the Company are included in accrued expenses in the accompanying statement of financial condition. The Company and the Representative appealed the Initial Decision's findings and recommended sanctions and requested the SEC either reverse the findings of the Administrative Law Judge and dismiss the charges, or vacate and remand the case for further proceedings. This appeal was denied and an order was issued by the SEC on November 7, 2003 ordering that the sanctions recommended in the Initial Decision be enforced effective at the opening of business on November 24, 2003. The United States Court of Appeals for the Fifth Circuit granted a stay of this order on November 24, 2003.

The SEC conducted examinations in March 2003 and October 2003. The examinations alleged net capital deficiencies and other deficiencies and/or violations of law. The SEC believes the Company has failed to be in net capital compliance from at least June 2002 to October 2003. The Company has responded to the SEC that the Company disagrees with the SEC's determination.

## Note 6 - Contingencies (continued)

Legal and Regulatory Contingencies

The nature of the Company's business subjects it to various claims, regulatory inquiries and examinations, and other proceedings in the ordinary course of business. The ultimate outcome of claims against the Company cannot be determined at this time, and the results of these matters cannot be predicted with certainty.

There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period, depending partly on the results for that period, and a substantial judgment or regulatory ruling could have a material adverse impact on the Company's financial condition, results of operations, and cash flows.

## Note 7 - Related Party Transactions

The Company and its Parent are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Company had a management agreement (Agreement) with its Parent. The Agreement required the Parent to provide management and other services to the Company for a term of five years beginning August 2002 and expiring July 2007. Fees for such services were payable monthly in amounts at the discretion of the Company. The Agreement allowed the Company to waive any such portion of the monthly fees in order for the Company to remain in compliance with the minimum net capital requirements. The total amount paid under this Agreement for the year ended September 30, 2003 was $422,850. The Agreement was not consummated on terms equivalent to arms length transactions. The Agreement was mutually terminated on October 10, 2003.

## Note 8 - Off-Balance-Sheet Risk / Concentration of Credit Risk / Concentration of Revenue

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

## Note 8 - Off-Balance-Sheet Risk / Concentration of Credit Risk / Concentration of Revenue (continued)

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2003, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to September 30, 2003.

The Company has $730,013, or approximately 65%, of its total assets in money market funds, a clearing deposit and marketable securities due from or held at the Company's clearing broker/dealer.

One of the Company's registered representatives generated approximately 68% of the Company's revenue for the year ended September 30, 2003.

## Note 9 - Going Concern

These financial statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and satisfaction of liabilities in the normal course of business over a reasonable period of time.

The Company incurred a net loss of approximately $705,000 for the year ended September 30, 2003, has an accumulated deficit of approximately $3.9 million at September 30, 2003 and is continuing to incur losses in the period subsequent of September 30, 2003. The Company is also the subject of various regulatory actions and examinations (see Notes 6 and 10). The Company cannot predict what the outcome of these or any as-yet-uncommenced regulatory actions and examinations will be.

Management anticipates that additional capital contributions will be made by the Parent as necessary for the Company to continue to remain in net capital compliance and management plans to vigorously defend the Company against any and all regulatory actions and examinations.

The financial statements do not include any adjustments to reflect the possible effects on recoverability and classification of assets or classification of liabilities, which may result from the inability of the Company to continue as a going concern.

## Note 10 - Subsequent Events

The Company and its Parent mutually terminated the management agreement between them on October 10, 2003 (see Note 7).

On November 12, 2003, the NASD informed the Company of their preliminary determination to recommend that disciplinary action be brought against the Company. The outcome of such recommendation is uncertain.

See Note 6 for subsequent events relating to SEC actions.

**Schedule I**

**RICHMARK CAPITAL CORPORATION**
**Computation of Net Capital and Aggregate Indebtedness**
**Pursuant to Rule 15c3-1**
**September 30, 2003**

| | |
|---|---|
| Total stockholder's equity qualified for net capital | $ 524,392 |
| Deductions and/or charges | |
| Non-allowable assets: | |
| Accounts receivable - other | 30,000 |
| Prepaid expenses | 4,746 |
| Total non-allowable assets | 34,746 |
| Marketplace blockage deduction | 64,395 |
| Total deductions and/or charges | 99,141 |
| Net capital before haircuts on securities | 425,251 |
| Haircuts on securities | |
| Cash equivalents | 4,199 |
| Marketable securities | 72,200 |
| Undue concentration | 52,479 |
| Total haircuts on securities | 128,878 |
| Net Capital | $ 296,373 |
| Aggregate indebtedness | |
| Accounts payable | $ 92,412 |
| Accrued expenses | 305,023 |
| Payable to clearing broker/dealer | 206,188 |
| Total aggregate indebtedness | $ 603,623 |
| Computation of basic net capital requirement | |
| Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness) | $ 100,000 |
| Net capital in excess of minimum requirement | $ 196,373 |
| Ratio of aggregate indebtedness to net capital | 2.04 to 1 |

**Schedule II**

**RICHMARK CAPITAL CORPORATION**
**Reconciliation of the Computation of Net Capital**
**with that of the Registrant as**
**Filed in Part IIA of Form X-17a-5**
**As of September 30, 2003**

| | |
|---|---|
| Net capital as reported by Registrant in Part IIA of Form X-17a-5 | |
| as of September 30, 2003 (unaudited) | 223,339 |
| Audit adjustments: | |
| Penson assets considered allowable for net capital purposes | 133,541 |
| Increase in marketplace blockage deduction | (64,395) |
| Decrease in marketable securities | (6,559) |
| Decrease in accrued expenses | 8,008 |
| Decrease in haircuts on securities | 322 |
| Decrease in undue concentration | 2,118 |
| Rounding | (1) |
| Net capital as computed on Schedule I | $ 296,373 |

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Richmark Capital Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Richmark Capital Corporation (the Company) for the year ended September 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



PHILLIP V. GEORGE, PLLC

Irving, Texas
December 10, 2003